

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2011

Via Email
Shehzad Peermahomed
President
Salient Products Corporation
6455 Avenida Wilfredo
La Jolla, CA 92037

      Re: **Salient Products Corporation**
              Amendment No. 5 to Registration Statement on Form S-1
              Filed August 19, 2011
              File No. 333-173508

Dear Mr. Peermahomed:

      We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 11, 2011.

General

1.   Revise to include an updated consent from your independent registered public accounting firm.

Risk Factors, page 8

2.   We note your response to prior comment 1 that you do not believe that a risk factor is necessary regarding Diane Dalmy's status as a prohibited attorney on the OTC Markets. However, we continue to believe that you should address the impact of Ms. Dalmy's status upon your ability to be quoted on the OTCBB, including whether you must retain different counsel in order to have your securities quoted on the OTCBB. Please revise your disclosures accordingly.

Item 6. Dilution, page 14

3.   Revise the information in your dilution table to reflect the correct amount of "net tangible book value per share before the offering" of $0.0005.

Plan of Distribution, page 16

4.   You state that the proceeds from the sale of the shares in this offering should be payable to the Diane D. Dalmy Trust Account until all offering proceeds are raised. Please

explain whether this is a separate escrow account solely for the purpose of depositing the proceeds of this offering or whether this is a general client account into which proceeds will be deposited until a separate escrow account will be established afterwards. If this is a general client account maintained by Diane Dalmy, please tell us whether you believe that creditors of Ms. Dalmy may be able to attach funds in the account and what consideration you have given to disclosing this fact.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to me at (202) 551-3453.   If you require further assistance you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via Email
        Diane Dalmy